March 25, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Maryse Mills-Apenteng
Ivan Griswold
Craig Wilson
David Edgar

Re:	Coupa Software Incorporated
Draft Registration Statement on Form S-1
Submitted February 16, 2016
CIK No. 0001385867

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 14, 2016 relating to the Company’s Draft Registration Statement on Form S-1 submitted February 16, 2016 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (“Draft Registration Statement No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Draft Registration Statement No. 2 (against the Draft Registration Statement).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement No. 2, as applicable.

Securities and Exchange Commission

March 25, 2016

Prospectus Summary, page 1

General

1.                                      You state that your customers have achieved “real, measurable savings . . .which [you] estimate has resulted in more than $5 billion of customer savings to date.”  You also disclose on page 50 that such savings rates are derived from industry benchmarks.  Please advise why you believe it is appropriate to characterize these savings as “real” and “measurable” in light of the fact that such savings rates appear to be based on industry data rather than your clients’ actual experiences.

The Company respectfully believes that it is appropriate to characterize the savings its customers achieve using its platform as “real” and “measurable,” despite the savings rates disclosed being estimated based on industry data, because its customers save money by using its platform.  Unlike many types of enterprise software, such as enterprise resource planning (“ERP”) or customer relationship management (“CRM”) software, that help manage a company’s internal operations, the Company’s solutions directly help customers control their spending habits, which have a direct impact on the customers’ overall profitability. While industry benchmarks are applied to determine the Company’s customers’ aggregate savings to date as disclosed in Draft Registration Statement No. 2, many of the Company’s customers work directly with the Company’s customer success organization to create specific savings metrics that they wish to achieve by deploying its solutions.  The Company and its customer then jointly track and analyze the customer’s actual experiences so that the customers can understand the real and measureable results that have been achieved by using the Company’s solutions.  Because not all customers wish to track their actual savings with the Company, it is not practicable to provide an aggregate savings to date metric in Draft Registration Statement No. 2; accordingly, the Company has provided an estimate in Draft Registration Statement No. 2 based on industry data combined with its best understanding of its customers’ experiences.

2.                                      We note your disclosures here and elsewhere in your filing where you state that you have 1.1 million licensed users.  Where you refer to the number of licensed users, please also disclose the number of customers for the same period and explain briefly that “licensed users” refer to your customers’ employees.  Further, in order to provide context and comparability for this figure, consider providing comparable information for prior periods, and tell us what consideration you gave to including this measure in Key Metrics on page 50.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 72 of Draft Registration Statement No. 2.

We also supplementally advise the Staff that the number of licensed users can fluctuate significantly based on the acquisition or loss of one, or a small number of, customers.  The number of licensed users as of the date of the prospectus was included to give investors a general indication of the significant number of users that are currently authorized to use the Company’s solutions, which helps create a robust ecosystem among buyers and suppliers using the Company’s solutions. The Company believes it is

Securities and Exchange Commission

March 25, 2016

potentially misleading to provide comparable information for prior periods as this may be used to generate certain metrics relating to revenue per user, which is not necessarily a metric that the Company believes will be correlated to, or predictive of, its financial results.  The Company considered whether to include the number of licensed users as a key metric but determined not to do so for the reasons discussed above.

3.                                      Please expand your Summary to disclose the percentage of voting stock that your principal stockholders and management will own after completion of the offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Draft Registration Statement No. 2.

Overview, page 1

4.                                      We note your disclosure on page 2 where you present metrics on the dollar amount of cumulative spend under management and number of transactions conducted on your platform.  Expand your disclosure to include a narrative discussion explaining that these measures do not directly correlate to your revenues or results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 50, 53 and 72 of Draft Registration Statement No. 2.

Risk Factors

“We rely heavily on Amazon Web Services to deliver our platform . . .,” page 20

5.                                      You state that you rely upon Amazon Web Services to operate certain aspects of your platform and any disruption of this service could impact your company.  Please include a brief discussion of the material terms of any contractual agreement with Amazon Web Services in your business discussion and tell us what consideration you gave to filing any such agreement as an exhibit to your registration statement.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Draft Registration Statement No. 2.

The Company respectfully acknowledges the Staff’s comment and confirms that, as disclosed on page 20 of Draft Registration Statement No. 2, the Company believes it cannot easily switch its Amazon Web Services (“AWS”) services to another cloud provider. The type of service provided by AWS is generally referred to as “Infrastructure as a Service” (“IaaS”). IaaS is part of a broad information technology infrastructure market segment that provides traditional hosting, co-location and managed services to a wide range of businesses, with the main distinction between an IaaS solution and traditional information technology infrastructure being only that IaaS is often not dedicated to a specific set of physical elements (e.g., data centers, servers, routers, software and network components). While AWS is a leading provider of cloud-based storage solutions, other companies provide comparable offerings (both cloud-based and traditional options), including companies with resources that are substantially similar to or greater than AWS.

Securities and Exchange Commission

March 25, 2016

In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those it receives from AWS, at a cost to the Company that is comparable or not materially higher than the cost incurred with AWS.

As noted on page 21 of Draft Registration Statement No. 2, pursuant to the agreement, AWS may terminate its agreement without cause by providing the Company with 30 days’ advance notice. The Company believes this would be unlikely given its strong business relationship with AWS.  Nonetheless, if the Company were to receive notice from AWS of its intent to terminate the agreement, the Company believes that, while a transition of all traffic and data currently hosted by AWS to the Company’s data centers and alternative hosting providers would be a significant undertaking and could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its agreement with AWS, and is, therefore, not required to file the agreement as an exhibit to the Registration Statement under Item 601 of Regulation S-K. For this reason the Company also believes it is not required to include further disclosure regarding its agreement with AWS in the Business section of Draft Registration Statement No. 2.

“If we are unable to implement and maintain effective internal controls over financial reporting . . .,” page 31

6.                                      You disclose on page 130 that the audit report issued on November 3, 2014 by BDO, your previous auditors, identified a material weakness in your internal control over financial reporting relating to insufficient accounting resources, which led to a lack of timely account reconciliations and numerous audit adjusting entries.  Please revise this risk factor to disclose the material weakness and the steps taken to resolve it.

In response to the Staff’s comment, the Company has revised its disclosure on page 32 of Draft Registration Statement No. 2.

“We may not be able to utilize a significant portion of our net operating losses . . .,” page 32

7.                                      You indicate that this offering may cause an ownership change that would impact your ability to use net loss carryforwards.  Please clarify whether you believe you will undergo an ownership change in connection with this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 33 of Draft Registration Statement No. 2.

Use of Proceeds, page 40

8.                                      We note your disclosure that the offering proceeds will be used primarily for general corporate purposes.  To the extent that you have more specific plans for your use of proceeds, please expand your disclosures.  In this regard we note your disclosure on page 49 stating that you intend to continue to increase your investment in sales and marketing, as you further expand your sales teams, increase your marketing activities, and grow your international operations, and on page 52 where you state that you intend to continue to invest in developing technology to support your growth.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 35 and 41 of Draft Registration Statement No. 2.

Securities and Exchange Commission

March 25, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

9.                                      Please consider expanding your discussion to address the challenges related to increasing revenues generated outside the United States.  See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Draft Registration Statement No. 2.

10.                               You indicate that your “common functions” are often made available to the majority of a client’s employees, and that “incremental modules” are made available for “power users.”  You also state that to date, the majority of your subscription revenues have been driven by subscriptions of your procurement and invoicing modules.  Tell us what consideration you gave to breaking out subscription revenues derived from common functions versus incremental modules in Results of Operations, or quantifying such information elsewhere in this section.

The Company respectfully suggests to the Staff that presenting a breakout of subscription revenues derived from “common functions” versus “incremental modules” could cause the reader to misinterpret the overarching design and value proposition of the solutions that the Company is offering to its market.

The Company’s platform is designed with the primary value objective of helping its customers maximize their spend under management, achieve significant cost savings and drive profitability. The various modules running atop the Company’s platform are tools used to capture that same primary value objective: optimization of spend management and saving money. One customer may evaluate their internal environment and determine that it is necessary to use the Company’s procurement, invoicing and sourcing modules to optimize their spend management. Another customer, however, may require the Company’s invoicing, inventory management and analytics modules to address their own particular needs. Ultimately, the use of the overall platform itself to achieve spend management and savings is what the Company believes offers value to its customers. The Company’s procurement and invoicing modules are widely subscribed to by customers because the creation of purchase requisitions and purchase orders, and invoice processing, are common functions that are generally applicable to most businesses. The Company measures its success on helping customers achieve their overall spend management and savings objectives, not merely by helping them process invoices or purchase orders, and there are many combinations of module-sets being used by the Company’s customers.

Securities and Exchange Commission

March 25, 2016

To support this point, the Company’s typical approach in sales cycles is to focus on the Coupa platform generally, which can help the prospective customer manage spend and save money. At the inception of a new relationship, the sales representative usually does not know which specific assortment of modules the customer might require to optimize spend management. Therefore, during the sales cycle, the Company will collaborate with individual customers to understand their requirements and will offer the optimal set of modules that are most likely to help the customer achieve their overall spend and savings goals. These points are further supported by the Company’s marketing initiatives that point to spend management and savings as the primary overall value objective, rather than the functions of specific modules.

With regards to the following disclosure referenced in the Staff’s comment: “At the time of initial deployment, our customers often make a set of common functions available to the majority of their employees, as well as incremental modules for regular employees and procurement specialists, which we refer to as power users.” The Company respectfully advises the Staff that the primary purpose of this statement is to inform the reader that the Company typically captures most of its potential revenue opportunity at the inception of a customer relationship. That is, at the time of a customer’s initial subscription, modules are generally able to be used by both “every day” users and “power” users alike, allowing the Company’s solution to be delivered widely throughout a customer’s organization, which presents meaningful customer value and a significant revenue opportunity for the Company that is captured at the outset of a new customer relationship. This is in contrast to other solutions offered in the market that may target specific back-office departments or power users at the outset of the relationship, with the intention of expanding later into a more widely deployed usage, and thus getting more value and revenue opportunity at a later stage in the customer relationship. Ultimately, the Company believes that reaching more users throughout an organization increases the value of the initial subscription offering.

Customer Lifetime Value, page 50

11.                               You indicate that your business model focuses on maximizing the lifetime value of a customer relationship, that customer renewals impact this lifetime value, and that you look to estimated subscription renewals rates to derive calculations of such value.  You also indicate that the increase in subscription revenues for the nine months ended October 31, 2015, was due primarily to the addition of new customers as compared to the prior year.  Please tell us whether your management uses a revenue retention-related metric to track the rate at which you retain revenues, or the rate at which you retain clients.  Refer to Section III.B.1 of SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comment. While the Company’s management does use a retention-related metric to track the rate at which it retains and grows its customer base, this internal metric is based off the total recurring subscription amount stated in a customer’s contract rather than the amount of subscription revenue that is actually recognized for that customer in accordance with GAAP. The Company believes that any disclosure in the prospectus would need to be based off a revenue-based metric and has therefore chosen not to disclose its internally generated retention-related metric.

Securities and Exchange Commission

March 25, 2016

Key Metrics

Cumulative Spend under Management, page 50

12.                               We note that you calculate this metric by analyzing transaction data from customers on your platform.  Please revise to disclose in further detail how this metric is calculated.  In this regard, please address how you determine amounts that are “under management.”  To the extent the metric reveals any correlation to material favorable or unfavorable trends related to new customer acquisition, increased renewals, upsells, authorized users and modules per customer please revise to disclose those correlations and trend information.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Draft Registration Statement No. 2.

13.                               We note from disclosure on page 1 that your mission is to deliver “Savings-as-a-Service” by helping your customers to maximize their spend under management.  Please tell us whether you evaluate customer spend under management as a percentage and if so what consideration was given to disclosing this metric.  In this regard, such a metric would appear relevant to an understanding of the level of customer spend maximization or optimization.  Refer to Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that spend under management, as a percentage of a given customer’s total spend, can vary greatly among customers because of various factors, such as the customer’s industry, its spending characteristics, its prior experiences in managing its spend and how it defines, and what it includes in, its total spend, each of which is almost entirely outside the knowledge and control of the Company.  When relevant to a customer’s business decision to deploy a spend management platform, the Company’s customer success organization will jointly collaborate with that customer to determine its percentage of total spend under management, as well as strategies to increase that percentage. However, while the Company recognizes that its individual customers are interested in understanding and improving their percentage of spend under management, the Company is unable to accurately calculate and report in the prospectus the aggregate percentage of spend under management across its entire customer base.  For these reasons, the Company determined not to include spend under management as a percentage of a customer’s total spend as a key metric.

The Company believes that the disclosures included in Draft Registration Statement No. 2 comply with the guidance in Section III.B of SEC Release No. 33-8350. To the extent that management begins consistently using additional metrics to assist in evaluating the performance of the Company’s business, the Company will consider disclosing those metrics in future filings.

Securities and Exchange Commission

March 25, 2016

14.                               We note your disclosure indicating that you estimate the cumulative amount of savings that your platform has generated for your customers and you “calculate this estimate by applying certain savings rates, including those related to processing efficiency and early payment discounts, to the amount of spend managed through our platform.”  However, you have not identified customer savings as a key metric in your table or otherwise quantified the metric in this section with comparative prior period amounts.  To the extent you consider customer savings a key metric, please revise accordingly.  Refer to Section III.B.1 of SEC Release No. 33-8350.

As the Staff accurately noted in Comment 13, the Company’s mission is to deliver “Savings-as-a-Service,” which is a simple and understandable message used in Company sales and marketing materials to help customers and prospective customers more clearly understand the value proposition behind the Company’s solutions and how a customer or prospect can achieve a return on its investment in the Company’s solutions. The Company does not, however, typically use the cumulative amount of savings that its platform has generated for its customers to manage its business decisions and therefore does not believe it is appropriate to include it as a key metric.

The Company believes that the disclosures included in Draft Registration Statement No. 2 comply with the guidance in Section III.B of SEC Release No. 33-8350. To the extent that management begins consistently using additional metrics to assist in evaluating the performance of the Company’s business, the Company will consider disclosing those metrics in future filings.

15.                               Please expand your disclosure here and elsewhere where you reference this metric to explain more clearly the correlation, if any, between this metric and your revenues and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 50, 53 and 72 of Draft Registration Statement No. 2 to indicate that there is not a correlation between the cumulative amount of savings that the Company’s platform has generated for its customers and its revenues and results of operations.

Results of Operations, page 53

16.                               We note your financial statements include presentation of a total gross profit.  We further note that “cost of professional services and other” exceeds the amount of related revenues resulting in negative gross margins for all reported periods.  Please tell us what consideration you gave to discussing gross margins in your MD&A and in particular the cause and trends related to the negative margins for “professional services and other.”  See Instruction 1 to Item 303(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57, 58 and 62 of Draft Registration Statement No. 2.  In particular, the Company respectfully advises the Staff to refer to the expanded disclosures within the following sections:

•                  Results of Operations — Revenues

•                  Results of Operations — Costs of Revenues (Costs of Professional Services)

•                  Quarterly Results of Operations — Quarterly Costs and Expense Trends (Costs of Revenues)

Securities and Exchange Commission

March 25, 2016

The Company believes that these expanded disclosures provide additional details regarding revenues and costs of professional services that should sufficiently enable the reader to understand the results and trend of the Company’s professional services gross margin.

Nine Months Ended October 31, 2014 and October 31, 2015

Revenues, page 54

17.                               We note your disclosure indicating that “the increase in subscription revenues was due primarily to the addition of new customers as compared to the prior year, as the number of customers increased from 295 as of October 31, 2014, to 391 as of October 31, 2015, as well as an increase in average selling prices.”  Please explain in further detail the impact that changes in prices have had on your revenue growth.  In this regard, we note that revenues increased by 77% while the number of customers increased by only 33%.  To the extent that other factors had a significant impact on your revenue growth, such as average revenue per customer or the number of authorized users and modules per customer, please revise to disclose such factors with supporting metrics where relevant.  Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 62 of Draft Registration Statement No. 2.

The Company respectfully advises the Staff that providing metrics such as average revenue per customer or the number of authorized users or modules per customer could be potentially misleading to the reader, as these measures do not have as much influence on the subscription revenue result as compared to both the number and company profile of new customers.

The Company believes that the disclosures included in Draft Registration Statement No. 2 comply with the guidance in Section III.B of SEC Release No. 33-8350 and provide a sufficiently detailed description of its subscription revenue business. To the extent that management begins consistently using additional metrics to assist in evaluating the performance of the Company’s business, the Company will consider disclosing those metrics in future filings.

Securities and Exchange Commission

March 25, 2016

General and Administrative, page 56

18.                               We note your disclosure of a decrease of $4.5 million in litigation costs.  We further note that you do not appear to have quantified the amount of the settlement with Ariba which we note was accrued in fiscal 2015.  Please tell us the amount of the settlement and what consideration was given to Item 303(a)(3)(i) of Regulation S-K which requires disclosure of unusual or infrequent events or transactions that materially affected the amount of reported income (loss) from continuing operations.

The Company respectfully advises the Staff that, with the exception of a limited press release that was approved by both parties, the Company’s settlement agreement with Ariba includes a confidentiality clause that prohibits each company from publicly disclosing the terms of the settlement, including the specific amount of the settlement.  However, the Company can confirm that the amount of the settlement was not more than $5.0 million, which represents the amount by which the Company’s litigation-related costs decreased between the fiscal years ended January 31, 2015 and 2016, as disclosed on page 48 of Draft Registration Statement No. 2.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 64

19.                               With regard to each award of stock options or other equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing, tell us the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

In response to the Staff’s comment, below please find a table with the requested information.

We granted stock options with the following exercise prices and related information between February 1, 2015 and the date of this letter:

Option Grant Date	Number of Shares Underlying Options		Exercise Price Per Share	Common Stock Fair Value Per Share
March 4, 2015	6,458,500	(1)	$0.98	$0.98
June 11, 2015	225,000	(2)	$—	$1.34
September 25, 2015	5,912,450		$1.38	$1.38
December 1, 2015	2,829,391		$1.59	$1.59
February 4, 2016	12,144,049		$1.97	$1.97
March 2, 2016	785,000		$1.97	$1.97

There was no intrinsic value for any of the stock options or other equity instruments noted above.

(1)                                 Includes 35,000 restricted stock units (“RSUs”) with a grant date fair value of $0.98 per share.

(2)                                 Represents 225,000 RSUs with a grant date fair value of $1.34 per share.

Securities and Exchange Commission

March 25, 2016

20.                               We note that when establishing the fair value of common stock, your directors consider independent valuations and other factors including revenue growth, the current status of the technical and commercial success of your operations, your financial condition, the stage of development and competition at the time of option grants.  Please tell us what consideration was given to observable prices of issuances of your common and preferred stock in your valuations over the 12 months prior to the most recent balance sheet date.  Refer to ASC 718-10-55-10.

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Draft Registration Statement No. 2.

The Company supplementally advises the Staff that it considered the price at which it issued Series G preferred stock, as well as the price at which a small group of stockholders sold common stock to third parties, in valuations obtained and considered by management in determining the fair value of its common stock as of May 26, 2015, of $1.34, July 31, 2015, of $1.38 and October 31, 2015, of $1.59.

The $4.18 per share price of Series G preferred stock was considered the primary determinant of the enterprise value of the Company used to determine the fair value of common stock at the May 26, 2015 valuation date.  The use of the option pricing model to allocate the enterprise value among the different outstanding classes of stock for the valuation of common stock was given a 99% weighting in the May 26, 2015 valuation and a 90% weighting in the July 31, 2015 valuation.  The $4.18 per share price of Series G preferred stock was noted in the preparation of the October 31, 2015 valuation as part of evaluating the trend of the valuations and the performance of the Company subsequent to the issuance of Series G preferred stock. However, because the Series G preferred stock transaction was over five months old, the valuation used an alternate method of determining enterprise value.

The two common stock transactions within the period were on May 26, 2015, and October 13, 2015, at $4.18 per share.  The purchasers of the common stock were either existing investors or new investors in Series G preferred stock.  The sale of common stock was limited to three executives in May 2015 and four former senior-level employees in October 2015 and was not the result of an offer to all employees, former employees or common stockholders.  The May 2015 common stock transactions represented only 1.2% of the shares outstanding after the issuance of Series G preferred stock on a fully diluted basis and were completed with Series G preferred stock investors in conjunction with the Series G financing round.  The October 2015 transactions were for only 245,000 shares (less than 0.2% of the fully diluted shares) and were transacted with an affiliate of a Series G investor. The Company did not have, and does not anticipate, additional similar transactions.

Securities and Exchange Commission

March 25, 2016

As discussed in response to Comment 31, the Company does not believe that the sale of common stock by these individuals were arms-length transactions as far as the individuals were concerned.  Therefore, based on these facts and circumstances as part of the valuations obtained and considered by management in determining the fair value of common stock, the Company concluded that the common stock transactions were not indicative of a regular, active trading program, and, as such, the Company applied a weighting of 1% to these transactions in the May 26, 2015 valuation. Given the passage of time from the May 2015 transaction, the very limited number of shares transacted in October 2015, and the assumed probability of an IPO scenario considered in the valuations, no numerical weighting was given to the common stock transactions in the July 31, 2015 and October 31, 2015 valuations.

Business, page 67

General

21.                               We note your disclosure on page 51 indicating that “amounts that have not been invoiced are not reflected in our consolidated financial statements and are considered backlog.”  However, it appears that you have not quantified backlog in the filing.  Please tell us what consideration was given to the disclosure requirements of Item 101(c)(1)(viii) of Regulation S-K.

The Company acknowledges the Staff’s comment and is in the process of preparing disclosure that is responsive. The Company undertakes to respond to the Staff’s comment in a subsequent amendment to the Draft Registration Statement.

Our Customers, page 82

22.                               We note you provide an illustrative cross-section of selected customers.  Please explain why you believe these customers are representative of your overall customer base, and provide the minimum dollar amount that these clients spent on your solutions during recent periods.

The Company respectfully advises the Staff that its solutions can be used across a variety of industry verticals. The table in the prospectus was constructed to reflect broadly applicable use among these industry verticals. Each of the customers shown in the table have previously consented to being publicly named as customers of the Company.  The Company believes these selected customers are illustrative of its customer base in general in that they are customers of varying size (in terms of total employees), geography and implementation complexity.

All customers listed in the table generated revenue for the Company during fiscal 2016 of at least $50,000.

Securities and Exchange Commission

March 25, 2016

Customer Case Studies, page 83

23.                               For each study tell us, and consider disclosing, why you selected these clients for you case studies.  Also state whether your solutions were deployed company-wide.

The Company respectfully advises the Staff that as part of its annual user and industry conference (called Inspire) in 2015, the Company’s customer success organization approached approximately fifty customers who were expected to attend the conference and met certain criteria, including a successful implementation, widespread adoption by the customer’s users and overall experiences with the Company’s solutions that would be relatable to other similarly situated customers and prospective customers. The case studies included in the prospectus represent those customers who first agreed to participate in a video testimonial as part of Inspire 2015 and subsequently consented to use of the contents of their testimonial as part of the prospectus.

The Company’s solutions were deployed company-wide for each of the customer case studies included in the prospectus.

Partnerships and Strategic Relationships, page 87

24.                               Please expand your discussion of the types of partnerships you have developed to address more specifically the significance of these partnerships to your business, any direct impact these relationships have on your financial results, and whether they include any revenue sharing arrangements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 90-91 of Draft Registration Statement No. 2.

Intellectual Property, page 89

25.                               You indicate that you rely on, among other strategies, patents to protect your technology and business.  Please tell us whether you are materially dependent on one or more of the patents.  If so, you should discuss the importance and the duration of your current patents.  See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Draft Registration Statement No. 2.

Board Committees, page 97

26.                               You disclose that Mr. Agrawal is a managing member at Battery Ventures, and Mr. Beeler is a general partner of El Dorado.  Affiliates of Battery Ventures currently beneficially own 16.3% of your common stock and affiliates of El Dorado currently beneficially own 14.0% of your common stock.  Please provide your analysis in support of the Board’s determination that Messrs. Agrawal and Beeler will satisfy the requirements for independence under the rules of the stock exchange on which you plan to list.  Explain to us how you concluded that Mr. Agrawal is independent for purposes of Exchange Act Rule 10A-3(b)(1) and that Mr. Beeler is independent for purposes of Exchange Act Rule 10C-1(b)(1).

Securities and Exchange Commission

March 25, 2016

The Company respectfully advises the Staff that, as disclosed in Draft Registration Statement No. 2, the Company has not yet determined the stock exchange on which it plans to list.  Nevertheless, it expects its board of directors to make an affirmative determination that Mr. Agrawal will meet the independence requirements for audit committee purposes under Exchange Act Rule 10A-3(b)(1) and that Mr. Beeler will meet the independence requirements for compensation committee purposes under Exchange Act Rule 10C-1(b)(1).

Under Rule 10A-3(b)(1), the Company does not believe that either Mr. Agrawal or Battery Ventures VIII, L.P. is an affiliated person of the Company or any of its subsidiaries. Likewise, under Rule 10C-1(b)(1), the Company does not believe that either Mr. Beeler or any entity affiliated with El Dorado Ventures is an affiliated person of the Company or any of its subsidiaries.

Under Rule 10A-3(e)(1)(i), and Rule 10C-1(c), the term “affiliate” of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.  There are eight stockholders that each currently own more than 5% of the Company’s stock before the offering; none of these stockholders alone can control the outcome of any vote of stockholders. Battery Ventures VIII, L.P. and entities affiliated with El Dorado Ventures (collectively, the “Venture Fund Stockholders”), each have a representative serving on the Company’s board of directors, but the right of the Venture Fund Stockholders to be represented on the board of directors expires upon the completion of the offering.  The representatives of the Venture Fund Stockholders are each only one of seven directors, and neither individually can control any decision of the board of directors.  Additionally, none of the Venture Fund Stockholders currently have, or will have following the offering, any veto rights concerning Company actions. Furthermore, none of the Venture Fund Stockholders or the directors appointed by them currently participates, or following the offering will participate, in the day-to-day management of the Company. Finally, following the completion of the offering, none of the Venture Fund Stockholders will have other contractual rights that can be viewed as indicia of control, such as a right to designate a representative to serve on the Company’s board of directors or protective covenants requiring their consent.

Therefore, despite Battery Ventures’ current beneficial ownership of 16.3% of the Company’s outstanding common stock and El Dorado Ventures’ current beneficial ownership of 14.0% of the Company’s outstanding common stock, each of which percentage is expected to decrease upon giving effect to the sale of common stock in the offering, the Company believes that none of the Venture Fund Stockholders will have the ability to control the Company, and therefore that neither they nor the directors associated with them should be considered an “affiliated person” that would preclude Mr. Agarwal from meeting the independence requirements for audit committee service under Rule 10A-3(b)(1)(ii)(B) or Mr. Beeler from meeting the independence requirements for compensation committee service under Rule 10C-1(b)(1).

Securities and Exchange Commission

March 25, 2016

In addition, as required under Rule 10A-3(b)(1)(ii)(A) and Rule 10C-1(b)(1), neither Mr. Agarwal nor Mr. Beeler nor the Venture Fund Stockholders receives, or is expected to receive following the offering, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries.

Executive Compensation

Narrative Disclosure to Summary Compensation Table, page 100

27.                               Consider expanding your disclosure to briefly identify the corporate and/or individual performance factors your compensation committee considers when adjusting salaries, and awarding annual cash incentives and equity compensation awards.

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Draft Registration Statement No. 2.

Principal Stockholders, page 108

28.                               We note the statements in footnotes 3, 4, 10, 11, 13, and 14 disclaiming beneficial ownership of shares in your company.  Beneficial ownership disclosure in this table is based on voting and/or investment power.  See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.  Please revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 112-114 of Draft Registration Statement No. 2.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Segment Information, page F-8

29.                               We note your disclosure on page 22 indicating that your revenues from non-U.S. regions accounted for 25% and 27%, respectively of your total revenues for the fiscal year ended January 31, 2015 and for the nine months ended October 31, 2015.  Please tell us what consideration was given to the guidance in ASC 280-10-50-41 which requires separate disclosure of revenues and long-lived assets attributed to your country of domicile and all foreign countries in total.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-8 and F-9 of Draft Registration Statement No. 2.

Securities and Exchange Commission

March 25, 2016

The Company respectfully advises that Staff that it considered the disclosure of the location of long-lived assets but concluded that the amount in foreign countries was immaterial.  For long-lived assets, there was none as of January 31, 2015, and approximately $104,000 as of January 31, 2016, outside of the United States.

Revenue Recognition

Multiple Deliverable Arrangements, page F-12

30.                               We note you have determined that your subscription services have standalone value because the subscriptions are sold separately.  We further note that when allocating arrangement consideration, the relative selling price of each unit of accounting is based on best estimate of selling price (“BESP”).  Please tell us what consideration was given to ASC 605-25-30-6C with regard to establishing BESP for your subscription services.

The Company respectfully advises the Staff that, while the Company’s subscription services are sold separately, the solution sold to one customer rarely has the same combination of users or modules as the solution sold to a different customer. As such, vendor-specific objective evidence (“VSOE”) to date has not been determinable. A customer solution is comprised of users and modules, along with numerous other options, such as the level of customer support, single-sign-on functionality, election to use and maintain integrations versus flat-file uploads and the number of reports that can be generated from the system. The users, modules and other options included in the solution are factored into the list price of the arrangement for which the Company applies a discount to arrive at a contract price with the customer. To date, the Company has not established consistency in its pricing for subscriptions sold separately to establish VSOE. Given the stage of the Company’s business and its evolving customer base and product solutions, it does not expect to be able to establish VSOE in the near future.

Because VSOE is not available, and third-party evidence (“TPE”) is not available because no competitor sells the same solution in the marketplace, the Company has applied BESP in allocating the relative sales price. The Company’s approach to determining subscription services BESP includes an evaluation of whether there are any pricing patterns pertaining to customer characteristics, such as a customer’s industry, geographic location or size. As noted on page 53 of the Draft Registration Statement, the Company has 414 customers as of January 31, 2016. Our customers operate across a wide array of industries and geographies, and range in size from large corporations to smaller start-up or growth-stage entities. Ultimately, the size of the customer, measured by the customer’s revenue and number of employees, has the most significant influence on the Company’s pricing, and the Company is able to identify a variation in pricing pattern between sales to larger customers and sales to smaller customers. When determining BESP, in addition to those qualitative factors, the Company performs a retrospective review of sales transactions to evaluate the relative percentage discount from list price for its larger and smaller customers alike. Based on this analysis, it has determined a range of percentage discounts from list price as its BESP for subscription services.

Securities and Exchange Commission

March 25, 2016

Note 12. Stock Option Plans, page F-25

31.                               We note your disclosure indicating that during the nine months ended October 31, 2015 “certain common stockholders who were employees or former employees sold an aggregate of 2,636,888 shares of common stock to third parties for $11.0 million, at an average price of $4.18 per share.”  We also note that these transactions resulted in an adjustment to stock-based compensation expense of $7.5 million which represented “the incremental value between the sale price and the estimated fair value of [your] common stock at each date of sale.”  We have the following comments:

•                  Tell us the dates on which the common stock sales to third parties occurred;

•                  Explain how the sales price of the common stock was determined;

•                  Identify the third parties and tell us whether the transaction was considered an arms-length transaction;

•                  Support your accounting for the $7.5 million adjustment to stock-based compensation expense including the authoritative guidance you relied upon; and

•                  Explain why the $7.5 million adjustment to stock-based compensation expense was recorded in the nine months ended October 31, 2015.

The Company respectfully advises the Staff that the sale of common stock referenced in footnote 12 occurred on two dates:  May 26, 2015 and October 13, 2015. For both sale transactions, the purchasers had economic interests in the Company other than the common stock they acquired, as noted below.

On May 26, 2015, the Company completed its Series G preferred stock financing.  As part of its fund raising efforts to complete the Series G preferred stock round, certain of the Company’s existing and new investors wished to purchase additional shares of the Company beyond the amount of Series G preferred stock authorized by the board of directors. Given that the Company did not want to further increase the dilution in connection with the Series G preferred financing, it allowed three executives to sell an aggregate of 2,391,888 shares of common stock at the Series G preferred stock price of $4.18 per share. In this transaction, all investors in Series G preferred stock agreed to purchase the common stock in conjunction with the Series G preferred stock financing as they desired to purchase shares beyond the Series G preferred stock authorized by the board of directors. Given these investors had previously negotiated the value of the Series G preferred shares purchased in the financing, and the additional common shares represented only a small portion of the investors’ total purchase of shares in the transaction, they agreed to purchase common shares for the same price from these executives.

Securities and Exchange Commission

March 25, 2016

For the October 13, 2015 sale, four former senior-level employees located a potential buyer for an aggregate of 245,000 shares of common stock at $4.18 per share.  This group of former employees was aware of the Company’s issuance of Series G preferred stock at $4.18 per share, and had prior knowledge of the fair value of common stock as determined by the Company, and thus presumed the sale price was above the fair value of common stock. The potential buyer was not an existing investor in the Company and had limited information about the Company, including its financial performance, and thus would have been unable to assess the fair value of the common stock. When approached by the former employees regarding the potential transaction, the Company arranged for the former senior-level employees to instead sell the 245,000 shares of common stock for $4.18 per share to an affiliate of BlueRun Ventures. L.P., who was an existing investor with a representative on the board of directors of the Company.  The Company arranged for the alternative purchaser because it wished to limit the number of new stockholders in the Company.

Given that the executives and former senior-level employees who sold the common stock had knowledge that the sales price exceeded the fair value of common stock as determined by the Company, and that the common stock transactions were arranged by the Company between the executives and former employees and the Company’s existing investors, the Company did not consider the sale price of the shares to be indicative of the price in an arm’s length transaction.

The $7.5 million adjustment to stock-based compensation expense was calculated as the difference between the $4.18 per share and the estimated fair value of common stock of $1.34 for the May 26, 2015 sale and $1.38 for the October 13, 2015 sale. The fair value of the common stock was based on the valuations obtained and considered by management in determining the fair value of its common stock on May 26, 2015 and July 31, 2015.

ASC 718-10-15-4 states that share-based payments awarded to an employee by a related party or other holder of an economic interest in the entity as compensation should be accounted for as share-based compensation unless the transfer is clearly for a purpose other than compensation for services to the Company.  The substance of such a transaction is that the economic interest holder makes a capital contribution to the Company, and the Company makes a share-based payment to its employees in exchange for services rendered.  The $7.5 million compensation charge was in accordance with the principles of ASC 718-10-15-4.  For both the May 26, 2015 and October 13, 2015 transactions, the purchasers had economic interests in the Company other than the common stock they acquired.  The transactions were with current executives or former senior-level employees, and there was no determinable other purpose for the transactions to be at a price in excess of the fair value common stock other than to be compensation for past services to the Company.  The $7.5 million compensation charge was recorded in the quarters ended July 31, 2015 and October 31, 2015 because at the date of the transactions, there were no future service or other conditions required of the current executives or former senior-level employees.

Securities and Exchange Commission

March 25, 2016

32.                               In addition to the sales of common stock referenced above, we further note from disclosure in other areas of the filing that you sold series G preferred stock for $4.18 per share during the period which will automatically convert into common stock at $4.18 per share immediately prior to the closing of the offering.  Please explain the significant disparity between the $4.18 sales price per share in the common and preferred stock transactions compared to the fair value of common stock used in your valuations of stock options granted during the nine months ended October 31, 2015.

The Company respectfully advises the Staff that it considered both the May 26, 2015 sale of Series G preferred stock, as well as the common stock transactions referenced in the prospectus, in the determination of the fair value of common stock at May 26, 2015 of $1.34 per share, July 31, 2015 of $1.38 per share, and October 31, 2015 of $1.59 per share.

In relation to the May 26, 2015 valuation, the Company noted that Series G preferred stock has a $4.18 per share liquidation preference, broad-based weighted average anti-dilution privileges and various protective provisions and information rights that its common stock does not have.  The Company’s other series of preferred stock also have liquidation preferences and other protective provisions that are senior to, or have priority over, the rights of common stock.  The negotiated $4.18 per share price of Series G preferred stock was considered a primary determinant of the enterprise value of the Company used to determine the fair value of common stock at May 26, 2015.  The use of the option pricing model to allocate the enterprise value among the different outstanding classes of stock for the valuation of common stock was given a 99% weighting in the May 26, 2015 valuation.

In relation to the May 2015 common stock transactions at $4.18 per share, the Company considered that the transactions were limited to three executives, the offer was not made generally to other employees or common stockholders, and the transactions were effectively liquidity transactions for the individuals involved.  Furthermore, as discussed in the Company’s response to comment 31, the common stock transactions were above fair value due to particular strategic considerations made by the Company regarding the new investors, especially investor demand to purchase additional shares of the Company beyond the Series G preferred stock authorized by the board of directors. As a result, the common stock valuation analysis did not place significant weighting on these common stock transactions, or the prices paid, as the facts and circumstances do not support the common stock transactions being a proxy for fair value of the common stock.  The price of the common stock transactions was given a 1% weighting into the fair value of common stock at May 31, 2015.

The Company’s view on the impact of the Series G preferred stock and common stock transactions on the valuation of common stock did not change substantially between the May 26, 2015 valuation of $1.34 and the July 31, 2015 valuation of $1.38.

Securities and Exchange Commission

March 25, 2016

The October 2015 common stock transactions at $4.18 per share were noted in preparation of the October 31, 2015 valuation of common stock of $1.59.  However, given the fact that the transactions involved only four former senior-level employees, the relative number of shares was quite small, and the sale was an isolated transaction, and given that the Company did not and currently does not anticipate additional similar transactions, the transactions were not viewed as indicative of a regular, active trading program. As such, the Company gave the transactions no numerical weighting in reaching the conclusion on the fair value of common stock at October 31, 2015.

Note 13. Income Taxes, page F-30

33.                               We note that you have not provided for withholding taxes on the undistributed earnings of foreign subsidiaries because you intend to reinvest such earnings indefinitely.  Please tell us what consideration was given to disclosing the amount of the unrecognized deferred tax liability related to such undistributed earnings or a statement that determination of the unrecognized deferred tax liability is not practicable.  Refer to ASC 740-30-50-2(c).

The Company respectfully advises the Staff that the Company has not provided U.S. Federal and State income taxes, or foreign withholding taxes, on approximately $0.2 million of undistributed earnings for certain non-U.S. subsidiaries because such earnings are intended to be indefinitely reinvested. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes that would not be material.

Note 16. Subsequent Events, page F-35

34.                               For any stock options or other share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional awards will have on stock-based compensation expense in future periods.  Please see ASC 855-10-50-2(b).

In response to the Staff’s comment, the Company has revised its disclosure on page F-35 of Draft Registration Statement No. 2.

Other

35.                               We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company respectfully acknowledges the Staff’s comment that the price range will affect disclosure throughout the prospectus, and the Company will either update the prospectus or advise the Staff supplementally as soon as such information is available. The Company appreciates the Staff’s willingness to review Draft Registration Statement No. 2 without a price range and acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

Securities and Exchange Commission

March 25, 2016

36.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. To the extent any written communications made in reliance on Section 5(d) of the Securities Act are made in the future, the Company confirms that it will provide the Staff with any such written communications.

37.                               We will contact you separately regarding the gatefold graphics included in your prospectus.

The Company respectfully acknowledges the comments communicated verbally by the Staff to the Company during a telephonic conversation held on March 18, 2016 and hereby notifies the Staff that revised gatefold graphics are being submitted supplementally and not in Draft Registration Statement No. 2.

*********************************

Securities and Exchange Commission

March 25, 2016

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or Draft Registration Statement No. 2.

Very truly yours,

/s/ Richard C. Blake
Richard C. Blake, Esq.

Enclosures

cc:	Todd Ford
Jonathan Stueve
Coupa Software Incorporated

Daniel E. O’Connor
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum
Davis Polk & Wardwell LLP

Mark Fernandez
Ernst & Young LLP